(Excerpt Translation)


                                                              September 19, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in August 2008 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the           3,447,997,492 shares
     preceding month

     Total number of shares changed during the Current Month            0 shares

     (out of which, as a result of exercise of stock                  (0 shares)
     acquisition rights)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the           3,447,997,492 shares
     Current Month

2.   Stock acquisition rights (2nd series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the Current Month      3,800 shares

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from treasury    (3,800 shares)
     shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month            JPY 11,840,800

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred      (JPY 11,840,800)
     from treasury shares)

3.   Stock acquisition rights (3rd series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the Current Month          0 shares

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from treasury        (0 shares)
     shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month                     JPY 0

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred from          (JPY 0)
     treasury shares)

4.   Stock acquisition rights (4th series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the Current Month     10,600 shares

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from treasury   (10,600 shares)
     shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month            JPY 46,396,200

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred      (JPY 46,396,200)
     from treasury shares)

5.   Stock acquisition rights (5th series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1)  Number of shares

     Total number of shares delivered during the Current Month          0 shares

     (out of which, number of newly issued shares)                    (0 shares)

     (out of which, number of shares transferred from treasury        (0 shares)
     shares)

(2)  Exercise price

     Aggregate exercise price during the Current Month                     JPY 0

     (out of which, aggregate amount of newly issued shares)             (JPY 0)

     (out of which, aggregate amount of shares transferred from          (JPY 0)
     treasury shares)